Exhibit 99.1

AMARIN RECEIVES NASDAQ NOTIFICATION RELATED TO
MINIMUM BID PRICE

LONDON, United Kingdom, June 8, 2007 Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or the "Company") today announced that it has received a Nasdaq staff deficiency letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii).  As previously disclosed, Amarin expected to receive this letter which is customary practice when a Nasdaq quoted company’s closing share price has been less than $1 for 30 consecutive trading days.  The closing price of Amarin’s American Depository Shares (“ADSs”) has been less than $1 since April 24, following the announcement of the top-line results of Miraxion’s two phase III trials in Huntington’s disease.

The Nasdaq letter has no effect on the listing of Amarin’s ADSs at this time, and its ADSs will continue to trade on the Nasdaq Capital Market under the symbol “AMRN”.

Amarin will be provided with 180 calendar days, or until December 3, 2007, to regain compliance.  If, at any time before December 3, 2007, the bid price of Amarin’s ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written notification that Amarin complies with the Rule.  If compliance with the Rule cannot be demonstrated by December 3, 2007, Amarin will be afforded an additional 180 calendar day compliance period if Nasdaq determines at that time that the Company meets the remaining Nasdaq Capital Market initial listing criteria in Rule 4320(e), except for the bid price requirement.  The Company currently meets all other initial listing criteria in Rule 4320(e).  Compliance can be achieved during this additional compliance period by satisfying the applicable standard for a minimum of 10 consecutive business days.  If the Company is not eligible for an additional compliance period, Nasdaq will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to delist its securities to a Listing Qualifications Panel.

Rick Stewart, Amarin’s Chief Executive Officer, commented, “We are resolutely committed to rebuilding shareholder value and are already making good progress with our four key development programs, three of which will potentially be in phase II trials next year.  We plan to expand these four programs by bringing forward other development opportunities in our development pipeline and also through accessing new programs through in-licensing and acquisition.”

Mr. Stewart continued, “We have the resources and infrastructure in place to capitalize on the value opportunity that our pipeline offers.  We recently strengthened our management team with the hiring of Declan Doogan as President, R&D, formerly Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development and Paul Duffy as President, U.S. Commercial Operations, formerly U.S. National Sales Director-Neuroscience at Novartis.  We also recently strengthened our balance sheet substantially with the completion of a financing with Southridge Capital together with a significant investment in the company by Amarin’s directors and officers.”

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on the Nasdaq Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com.  Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of June 8, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Company may not able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.